Exhibit 99.3

NICE Expands CXone Mpower – The Ultimate AI Hyper Platform for Customer
Service Automation

CXone Mpower revolutionizes AI for customer service on a unified hyper platform, enabling enterprises to design, build and operate automation for workflows, agents and knowledge at scale and precision.

Hoboken, N.J., October 22, 2024 – NICE (Nasdaq: NICE) today launched the next generation of CXone Mpower. CXone Mpower adds numerous advanced services to the already market leading CXone architecture that are foundational for delivering full-scale customer service automation. These new architectural services enable seamless integration of workflows between front mid and back office, orchestration of AI and human agents as one and consolidation of customer service knowledge, AI models and integrations. CXone Mpower delivers a step change in customer service automation, transforming traditional interactions to be predictive, proactive, and automated.

60% of all businesses and 80% of large businesses plan to adopt labor-replacing automation over the next 12 months, according to a recent survey of CFOs.  Additionally, nearly 88% of CFOs said their main motivation for automation is to optimize business processes.  CXone Mpower goes beyond traditional automation, enabling enterprises to design, build and operate every element across every customer service journey touchpoint, delivering true end-to-end CX automation.

CXone Mpower expands the robust and open architecture of CXone and enables full orchestration of human and AI agents on a single platform. Through proactive augmentation, all CXone Mpower employees are equipped with an adaptive, proactive copilot designed to enhance all customer service workflows and boost productivity.  CXone Mpower also enables rapid, automated development of sophisticated AI agents using customer service domain-specific AI capabilities.

CXone Mpower sets a new industry standard with unique new capabilities across the platform by consolidating data, knowledge, and AI models into a single intelligent hub. The platform provides robust role-based access control and advanced guardrail management. By leveraging NICE’s domain-specific AI models trained in customer service, businesses can unlock the full potential of large language models (LLMs). Businesses can inject real-time, contextual insights into every workflow and interaction for unmatched personalization.

Barry Cooper, President CX Division, NICE, said, “For C-suite leaders, the vision of fully automated customer service has been an ambitious goal—until now. By adding these foundational services to the architecture of CXone Mpower, we’re delivering something that has never been done before: an AI platform that fully integrates automation across every aspect of customer service, transforming contact centers from cost centers into true profit centers. CXone Mpower achieves operational efficiency at a scale previously unimaginable. CXone Mpower is a result of our unmatched investment in innovation and is designed to take CX to the next level.”

Read more about CXone Mpower here.

About NICE
With NICE (Nasdaq: NICE), it’s never been easier for organizations of all sizes around the globe to create extraordinary customer experiences while meeting key business metrics. Featuring the world’s #1 cloud native customer experience platform, CXone, NICE is a worldwide leader in AI-powered self-service and agent-assisted CX software for the contact center – and beyond. Over 25,000 organizations in more than 150 countries, including over 85 of the Fortune 100 companies, partner with NICE to transform - and elevate - every customer interaction. www.nice.com

Corporate Media Contact
Christopher Irwin-Dudek, +1 201 561 4442, media@nice.com, ET

Investors
Marty Cohen, +1 551 256 5354, ir@nice.com, ET
Omri Arens, +972 3 763 0127, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Ltd. All other marks are trademarks of their respective owners. For a full list of NICE’s marks, please see: http://www.nice.com/nice-trademarks

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Cooper, are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the “Company”). In some cases, such forward-looking statements can be identified by terms such as “believe,” “expect,” “seek,” “may,” “will,” “intend,” “should,” “project,” “anticipate,” “plan,” “estimate,” or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of changes in economic and business conditions; competition; successful execution of the Company’s growth strategy; success and growth of the Company’s cloud Software-as-a-Service business; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties in making additional acquisitions or difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; the Company’s dependency on third-party cloud computing platform providers, hosting facilities and service partners; cyber security attacks or other security breaches against the Company; privacy concerns; changes in currency exchange rates and interest rates, the effects of additional tax liabilities resulting from our global operations, the effect of unexpected events or geo-political conditions, such as the impact of conflicts in the Middle East that may disrupt our business and the global economy; the effect of newly enacted or modified laws, regulation or standards on the Company and our products and various other factors and uncertainties discussed in our filings with the U.S. Securities and Exchange Commission (the “SEC”). For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the SEC, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.